Kenmar Global Trust (KGT) ended the month of October down -1.76%. Gains in interest rates and metals were offset by losses in stock indices and energies. The Net Asset Value per unit of KGT was $99.03 as of October 31, 2005.

Allocation of Assets to Advisors

                 October 1, 2005     November 1, 2005
                 ---------------     ----------------
Graham                 50%                  50%
Grinham*               0%                   0%
Transtrend             50%                  50%

After scoring their first September gain in seven years, US equities had a downside bias in October as economic concerns surrounding the hurricane devastation and the specter of continued interest rate increases weighed on sentiment. After outperforming the US in September, European markets struggled in October. London's FTSE fell despite some positive economic data and indications that the Bank of England would hold rates steady as opposed to raising them. Oil and weaker US equity prices appeared to weigh on Europe despite strong earnings. The German DAX and French CAC finished down. Overall Eurozone economic data was slightly improved. Asian markets were on the defensive through mid month but firmed as November approached. The Nikkei gained 260 points on the final day of October to finish at 13,606, down from September's 13,678, a level not seen since September 2001.

October saw the breakout in yields that many, including Chairman Greenspan, have been forecasting for months. The Fed continued to raise rates without hesitation and gave every indication that there were at least 2, and possibly 3 more hikes in the offering. The rhetoric from Chairman Greenspan, as well as numerous other FOMC members, showed an increased inflation concern and a determination to not let it get out of hand. Foreign demand for US Treasuries was strong with little indication that this will change any time soon given the growing yield advantage. In Europe, the European Central Bank left rates unchanged at 2.0%, a rate they have kept intact since Nov 2003.

The US dollar extended its September and third quarter performance with a strong start to the new quarter. The US currency reached two-year highs versus the Japanese yen during the final day of October. Interest rate differentials played a major role as Bank of Japan officials reiterated their monetary policy while the US Federal Reserve continued to raise rates. The euro followed a somewhat similar pattern to the yen but was not as weak. The euro briefly benefited in early October as the German election stalemate was resolved. As with the yen, interest rate differentials strongly favored the dollar. European equity markets put in a solid October but failed to yield much influence to halt the dollar's march. The Bank of England held firm in October and the pound finished the month higher. The Canadian dollar finished out October lower; the Bank of Canada raised rates another 25 points to 3.00%. The Australian dollar was down despite a very strong equity market.

After a strong start, crude, unleaded, heating oil and natural gas turned lower and all four finished the month well in the minus column. September obviously featured the ravages of Hurricanes Katrina and Wilma and this carried over into early October. However, as the month developed, the feared petroleum and natural gas shortfalls failed to develop, and at October's end, there was no imminent threat of shortages. In October, gold's September rally ran out of steam as the US dollar scored gains and energy prices backed away from record prices. Sugar prices were up during October as demand for sugar has been buoyant. Similarly, coffee prices were higher amid steady roaster demand.


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                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                      For the Month Ending October 31, 2005



DEAR INTEREST HOLDER:

ENCLOSED IS THE REPORT FOR THE PERIOD OF OCTOBER 31, 2005 FOR KENMAR GLOBAL TRUST. THE NET ASSET VALUE OF AN INTEREST AS OF OCTOBER 31, 2005 WAS $99.03, A DECREASE OF -1.76% FROM THE SEPTEMBER 30, 2005 VALUE OF $100.81. THE CALENDAR YEAR-TO-DATE RETURN FOR KENMAR GLOBAL TRUST WAS A DECREASE OF -8.34% AS OF OCTOBER 31, 2005.



                            STATEMENT OF INCOME(LOSS)
Trading Income (Loss)
Realized Trading Gain/(Loss)                                    ($122,342.46)
Change in Unrealized Gain/(Loss)                                 ($30,106.98)
Gain/(Loss) on Other Investments                                     $747.92
Brokerage Commission                                             ($49,049.16)
                                                             ----------------
Total Trading Income                                            ($200,750.68)

EXPENSES
Audit Fees                                                         $4,000.00
Administrative and Legal Fees                                      $7,018.59
Management Fees                                                   $69,691.65
Offering Fees                                                     $12,325.00
Incentive Fees                                                     $5,604.19
Other Expenses                                                         $0.00
                                                             ----------------
Total Expenses                                                    $98,639.43

INTEREST INCOME                                                   $48,824.41

NET INCOME(LOSS) FROM THE PERIOD                                ($250,565.70)
                                                             ================

              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                        $14,248,898.83
Addition                                      $21,000.00
Withdrawal                                ($1,207,850.58)
Net Income/(Loss)                           ($250,565.70)
                                      ------------------
Month End                                 $12,811,482.55

Month End NAV Per Unit                            $99.03

Monthly Rate of Return                            -1.76%
Year to Date Rate of Return                       -8.34%

For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

        To the best of our knowledge and belief, the information above is accurate and complete:


/s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President



             Preferred Investment Solutions Corp., Managing Owner of
                               Kenmar Global Trust